Connecting Customers to Financial Technology



FVCBankcorp, Inc.

2024 Annual Report



Patricia A. Ferrick
President

Mission Statement

At FVCbank, we are committed to delivering exceptional **service** by building strong relationships and providing innovative financial solutions tailored to our customers' needs. We uphold the highest standards of **integrity**, ensuring transparency, accountability, and trust in every interaction. With **respect** at the core of our values, we foster a culture that values diversity, collaboration, and the success of our customers, employees, and communities. Our mission is to empower businesses and individuals with financial excellence, always striving to make a meaningful impact.

FVCBankcorp, Inc.

What's Inside



David W. Pijor, Esq.
Chairman & Chief Executive Officer

To Our Shareholders

Thank you for your continued confidence and investment in FVCbank. As a leading community bank, we remain committed to making a meaningful difference by empowering individuals, businesses, and communities. Despite the challenges and uncertainties that shaped the financial services industry in 2024, our foundation of service, integrity, and respect ensured our resilience and continued success.

FVCbank is a forward-thinking financial services company driven by technology and focused on growth. Our mission is simple: to support the success of our customers by offering innovative financial solutions while delivering the personalized care that defines community banking.

Building Stronger Communities
We take great pride in serving the Washington, DC – Baltimore, Maryland region, one of the most stable markets in the United States. As a trusted partner for local businesses, we aim to support their financial goals, creating opportunities for growth and stability.

Elevating the Customer Experience
In 2024, we enhanced our digital capabilities to provide our clients with more accessible, efficient, and secure banking solutions. By embracing technology, we not only improved our internal processes but also empowered our customers with tools and insights to make informed financial decisions.

Our dedication to innovation has strengthened our operational efficiency, increased productivity, and driven profitability. This year, we sharpened our focus on core deposits, liquidity management, and revenue diversification, ensuring a healthier balance sheet and deeper customer relationships.

As we enter 2025, FVCbank is well-positioned to navigate any economic environment, continuing to prioritize the success of our customers and delivering sustainable growth.

Next Generation Banking

FVCbank has evolved from a traditional banking model to a comprehensive financial resource for our clients. Through our "Next Generation Banking" initiative, we offer advanced online and mobile tools that help businesses analyze critical data, improve cash flow projections, monitor key performance metrics, and anticipate financial trends. These capabilities empower our clients to make data-driven decisions and achieve their financial goals.

Our formula for success combines three core elements: Innovative Technology + Trust + Exceptional Customer Care. We are confident that this approach allows us to deliver first-class service while continuing to invest in advanced solutions that benefit our customers and enhance internal efficiencies.

A Changing Landscape

In today's dynamic banking environment, adaptability is key. FVCbank remains focused on leveraging emerging technologies to improve service delivery, attract new customers, and drive operational excellence. Our commitment to serving as a financial partner—not just a bank—sets us apart in the industry.

This year's annual report highlights case studies showcasing how our team worked collaboratively with clients to address unique financial challenges. These stories exemplify why FVCbank is more than a bank—it's a partner invested in the success of its customers.

Strong Leadership and Market Recognition

Throughout 2024, FVCbank's leadership team was recognized as an authoritative voice in the financial services industry. Media outlets like the Washington Business Journal and WMAL FM 105.9 featured our insights, further reinforcing our reputation as a trusted resource.

Looking Ahead

As always, I am deeply grateful for the trust and support of our shareholders, customers, and dedicated team. The directors, officers, and staff of FVCbank remain unwavering in their commitment to delivering long-term value and superior service. Together, we are confident in our ability to continue building a brighter, more prosperous future.

Sincerely,

David W. Pijor, Esq.
Chairman & Chief Executive Officer

"Our dedication to innovation has strengthened our operational efficiency, increased productivity, and driven profitability."

Board of Directors

"Our Board of Directors provides invaluable guidance and leadership, ensuring that we remain steadfast in our mission to deliver strong financial performance and long-term value. Their expertise and dedication to corporate stewardship are essential to our success, helping us navigate an evolving landscape while prioritizing the interests of our shareholders, employees, and customers. I am grateful for their unwavering support and strategic vision as we continue to grow and strengthen our bank."

David W. Pijor, Esq., Chairman & CEO



Seated: David W. Pijor, Esq. Chairman & CEO | Seated: Patricai A. Ferrick, President
Standing front left to right: L. Burwell Gunn, Vice Chairman and Meena Krishnan
Standing left to right: Daniel M. Testa, Marc N. Duber, Lawrence W. Schwartz, Devin Satz,
Sidney G. Simmonds, Scott Laughlin

Not pictured: Steven M. Wiltse, and Phillip "Trey" R. Wills III

Executive Team

"FVCbank is fortunate to have an exceptional executive team whose expertise and dedication are fundamental to our success. Each member brings years of banking experience, allowing us to navigate challenges with professionalism, resilience, and a steadfast commitment to our goals. Their leadership and strategic insight drive our continued growth, and I am deeply grateful for their counsel as we work together to advance our mission."

Patricia A. Ferrick, President



Seated: Patricia A. Ferrick, President | David W. Pijor, Esq. Chairman & CEO
Standing front left to right: Sharon L. Jackson, EVP/Chief Banking Officer | Michael G. Nassy, EVP/Chief Credit Officer
Alissa M. Curry Briggs, EVP/Chief Lending Officer | Jennifer L. Deacon, EVP/Chief Financial Officer

FVCbank
Close Up



Empowering Growth Through Innovation and Expertise

At FVCbank, we take pride in being more than just a bank—we are a trusted partner for businesses navigating the complexities of growth and success. By delivering tailored financial solutions and expert guidance, we empower businesses in the Washington-Baltimore Capital Region to reach their full potential.

Comprehensive Financial Solutions for Every Stage of Business

FVCbank offers a robust suite of financial services to meet the diverse needs of businesses, including credit, treasury management, merchant services, and innovative financing options. Our ability to provide customized solutions at every stage of a business's journey sets us apart and drives meaningful results for our clients.

Guiding Businesses Through Insightful Advice

As businesses evolve, we serve as a trusted advisory partner, helping clients navigate an ever-changing environment with confidence. Whether it's a startup seeking momentum or a well-established enterprise looking for the next big opportunity, FVCbank is there with the tools, insights, and expertise to help businesses thrive.

Simplifying Business Banking with Innovation

In 2024, we expanded our industry-leading tools to simplify the banking experience for our clients. Some of the standout innovations included:

- **Lightning Lending:** Developed with fintech Numerated, this next-generation lending platform revolutionizes small business financing. Designed to simplify the loan process, Lightning

FVCbank
Close Up

Lending enables businesses to apply online, receive rapid approvals, and access funding up to $500,000 in just days.

- **Business Insights:** Powered by fintech leader Monit, this intuitive platform analyzes financial data to provide actionable insights. Clients can manage cash flow more effectively, gain competitive analysis, predict financial trends, and receive tailored recommendations to strengthen their business strategies.

- **Rent Direct:** A powerful rent management platform that simplifies payment collections and forecasting for HOAs, landlords, property managers, and more. Clients enjoy faster payments, detailed reports, and streamlined monthly operations—all offered as a complimentary service.

- **Escrow Direct:** A comprehensive platform designed to meet the unique needs of businesses requiring escrow and subaccount



management. With custom reporting and user-friendly features, it supports industries such as law firms, real estate, and property management with unparalleled efficiency.

These advancements represent our unwavering commitment to helping businesses focus on what matters most: growth and success.

Building Strong Relationships as Trusted Advisors

Our client-focused approach is anchored in collaboration and innovation. Across commercial loans, real estate financing, government contractor lending, and treasury solutions, we tailor our services to meet the unique needs of each business. By fostering long-term partnerships, we provide not just financial solutions but also the confidence to tackle any challenge.

Driving Growth Through Exceptional Service

Our commitment to excellence extends to our people. Through advanced training, tools, and technology, we empower our team to deliver innovative ideas and valuable advice. This dedication to client success has solidified FVCbank as a leading financial institution recognized for its outstanding service.

Continued>>

FVCbank
Close Up

Innovating for the Future

As digital transformation reshapes the banking landscape, FVCbank is at the forefront of innovation. Our advanced platforms, such as Business Insights and our unified mobile app, enable clients to streamline operations, improve cash flow management, and achieve their goals with ease.

Investing in People and Communities

Our team's dedication extends beyond the bank and into the communities we serve. In 2024, FVCbank employees contributed hundreds of volunteer hours and thousands of dollars to support nonprofits and local initiatives. This commitment to community engagement is a cornerstone of who we are, creating positive change for those we serve.

Empowering Financial Wellness

Financial health is central to both personal and business success. FVCbank provides the tools, advice, and resources to help clients and employees develop strong financial habits, plan for the future, and achieve lasting stability.

The FVCbank Difference

FVCbank is not just another bank—it's a partner in success. By combining innovation, expertise, and a deep commitment to our clients and communities, we are shaping a brighter financial future. As we continue to grow, our mission remains clear: delivering exceptional value, building trusted relationships, and driving meaningful impact.

Experience Recognized

In 2024, FVCbank's leadership was regularly called upon as a trusted voice in the financial industry. Featured in outlets like the Washington Business Journal, RMA Journal, and WMAL FM 105.9, our insights underscored the strength and expertise that define our bank.

As we look to the future, FVCbank remains steadfast in our mission to innovate, inspire, and empower. Together with our clients, employees, and community, we are creating opportunities that lead to success—today, tomorrow, and beyond.



FVCBankcorp, Inc.

FVCbank and Your Business.
Case Studies in Banking Excellence.

Chain Bridge Estates by Bloombury Living

Company Background

Chain Bridge Estates is an exclusive, upscale gated community in the heart of McLean, Virginia. Designed to cater to senior living lifestyles, the luxury residences include a range of high-end amenities, such as elevators, clubhouse with a full-time certified concierge, pickleball court, fitness center, therapeutic services, nursing care, and palliative care. To ensure a comprehensive wellness continuum, Chain Bridge Estates partnered with BAYADA Senior Living Solutions, a nonprofit dedicated to promoting safe and comfortable home life with independence and dignity.



The Challenge

Recognizing the growing aging population in McLean, the Fairfax County government sought solutions to accommodate seniors in the area. Tony Rivera, an experienced land developer and custom home builder, presented a vision that aligned with these needs while also satisfying government requirements. Following unanimous approval of his plans, Rivera embarked on this exclusive residential project—Chain Bridge Estates—which would include 35 luxury homes tailored for senior living.

The Solution

Based on recommendations and FVCbank's strong market presence, Tony Rivera met with FVCbank and was introduced to one of its lenders with deep expertise in real estate development. Our lender played a crucial role in navigating the complexities of the loan process, structuring a tailored acquisition and development loan. FVCbank's flexibility and our thorough approach ensured a seamless approval process, securing funding in a timely manner despite tight project constraints.

The Result

With FVCbank's financial support and expertise, Chain Bridge Estates successfully broke ground, initiating clubhouse construction and infrastructure development. The first phase of homes was completed, along with a model home, and the project was met with a strong market response. Within weeks, several sales had already been finalized. The successful partnership between Chain Bridge Estates, FVCbank, and its experienced lender highlights the critical role of responsive and knowledgeable banking in real estate development.

FVCbank and Your Business.
Case Studies in Banking Excellence.

Rock Creek Property Group

Company Background

Since its founding in 2000, Rock Creek Property Group has built a diverse portfolio of real estate investments, including apartments, condominiums, retail centers, and commercial office buildings. The firm also specializes in unique historic structures and boutique mixed-use developments. With decades of experience, Rock Creek's principals leverage their expertise in development, leasing, construction, structured finance, and asset management to identify investments that yield attractive risk-adjusted returns throughout Maryland, Virginia, and Washington, DC.

The Challenge

Rock Creek Property Group faced two key challenges. First, it needed to streamline administrative efficiencies while managing a large investor fund. Second, it required the ability to quickly capitalize on off-market real estate opportunities in a highly competitive market. To achieve these goals, Rock Creek needed a banking partner that could provide flexible loan products, prioritize responsiveness, and offer direct access to decision-makers who understood the firm's strategic priorities.

The Solution

Based on strong referrals, Rock Creek Property Group selected FVCbank for its outstanding reputation in financial technology, client responsiveness, and experienced banking officers. Recognizing the firm's unique needs,

FVCbank proposed an innovative solution—offering a subscription line of credit, a product typically reserved for larger banks with credit-rated investors. Rock Creek welcomed this financial tool, finding it to be the ideal solution for its investment strategies.

The Result

FVCbank provided Rock Creek - Fund III, LLC with a multi-million dollar subscription line of credit, enabling the firm to bridge capital calls and quickly secure off-market properties. Additionally, FVCbank swiftly established complex ICS and property-level deposit accounts for a 500,000-square-foot grocery-anchored retail portfolio in Woodbridge, VA. The partnership demonstrated FVCbank's ability to offer tailored financial solutions that empower real estate investors to seize timely opportunities and maximize growth.



FVCbank and Your Business.
Case Studies in Banking Excellence.

BILTCO Architectural Millwork and Finishes

Company Background

Established in 2008, BILTCO LLC is a premier millwork company specializing in large-scale custom projects throughout the Washington, DC region. The company works closely with architects, contractors, and project managers, leveraging advanced computer technology in its manufacturing process. Known for its reliability, BILTCO has built a loyal customer base, with 95% of its business coming from repeat clients. However, as with many small businesses, maintaining consistent cash flow is essential to sustaining operations and growth.



The Challenge

BILTCO faced a common challenge in the industry—its accounts receivable cycle extended up to 90 days, creating a significant gap between project completion and payment collection. Compounding the issue, BILTCO was banking with a large financial institution that offered little personalized attention to smaller businesses. Even securing a callback was a frustrating experience, leaving the company in search of a more responsive banking partner.

The Solution

BILTCO was referred to FVCbank as a community bank specializing in small business solutions. After an initial consultation, a lender introduced BILTCO to Lightning Lending, FVCbank's fast and efficient online lending platform. This tool provides an easy and streamlined way to obtain loans between $10,000 and $500,000 with minimal effort. In just a few minutes, BILTCO completed the online application and received funding within 48 hours. The company secured two Lightning Lending loans: one as a term loan and the other as a line of credit.

The Result

With FVCbank's financial technology and support, BILTCO successfully addressed its immediate cash flow needs, ensuring stability and enabling future expansion. The Lightning Lending platform provided a quick and effective solution, reaffirming BILTCO's confidence in FVCbank as a trusted financial partner. With the right banking relationship in place, BILTCO now has a strong foundation to execute its strategic growth plans.

FVCbank and Your Business.
Case Studies in Banking Excellence.

Sprezzatura Management Consulting

Company Background
Sprezzatura Management Consulting is a Service-Disabled Veteran-Owned Small Business (SDVOSB) specializing in professional and IT services that facilitate government transformation. The company plays a vital role in modernizing and enhancing services in areas such as health care, benefits claim processing and tracking, strategy, and communications. With a commitment to innovation and efficiency, Sprezzatura provides comprehensive solutions that drive meaningful change within government agencies.

The Challenge
A new ownership and management team was looking to wholly acquire Sprezzatura Management Consulting to expand its impact and continue its growth trajectory. The challenge was to secure competitive financing that would not only facilitate the acquisition but also provide the necessary working capital to support ongoing and future operations. The team needed a financial partner capable of acting quickly, offering flexible terms, and supporting the company's long-term strategy, including a post-acquisition merger.

The Solution
FVCbank was referred to the potential new ownership and management team as a trusted financial partner. Demonstrating speed and efficiency, FVCbank provided terms within a day, offering a highly competitive structure that surpassed other financing options. The bank structured a comprehensive financial package that included:

- A multi-million dollar term facility, disbursed in multiple phases to facilitate the acquisition and subsequent merger.
- A multi-million dollar revolving credit facility to support the consolidated operations post-merger and ensure sustained growth.

Beyond financing, FVCbank played a crucial advisory role in assisting with the merger post-acquisition, helping the company leverage its expanded position and combined resources.

The Result
With FVCbank's support, the new ownership team successfully acquired Sprezzatura Management Consulting and executed a seamless merger. The structured financing solution provided the company with the stability and flexibility needed to expand operations, strengthen its market position, and continue driving transformation in government services.

FVCbank is proud to have played a key role in this transaction, ensuring a smooth acquisition and enabling future growth opportunities for Sprezzatura Management Consulting.



Senior **Officers**

C-Level

Michelle Buckles
Chief Risk Officer

R. Bruce Gemmill
Chief Marketing Officer

Alberta "Bertie" A. Gibson
Chief Administrative Officer

Josh Grimes
Chief Technology and Information Security Officer

Altaf M. Shadick
Chief Retail Officer

Steffany R. Watson
Chief Services Officer

Lending Team Directors

James C. Elliott
Executive Director, Commercial Lending

Craig W. Laudeman
SVP/Market President

Timothy B. Moorstein
SVP/Director of C&I and Government
Contractor Lending

Joshua F. Steele
Director of Commercial Real Estate

Senior Vice President Department Heads

Joanna Atchison
SVP/Credit Administration

Lisa M. Craze
SVP/Loan Documentation and Administration

Brooke Johnson
SVP/Director of Loan Operations

Gregory Kassing
SVP/Special Assets

Jonathan S. Miller
SVP/Controller

Brandon Parker
SVP/Director of Portfolio Credit Risk

Sharon Ricciardi
SVP/Director of Business Development

Christine M. Rowe
SVP/Director of Cash Management

Tonya Smith
SVP/Specialty Lending Operations

Jennifer L. Sutherland
SVP/Director of Human Resources

Senior Vice President Lenders

Joseph Catalano
SVP/Commercial Loan Officer

Artie R. Esworthy III
SVP/GovCon Commercial Loan Officer

Craig Gajewski
SVP/Commercial Loan Officer

Uriel Gregoire
SVP/GovCon and C&I Commercial Loan Officer

Linda M. Long
SVP/Commercial Loan Officer

Extraordinary **Recognition**

FVCbank's commitment to leadership, innovation, and community impact earned notable recognition in 2024.

Honoring Leadership Excellence

The Washington Business Journal annually celebrates the region's most influential businesswomen, highlighting exceptional business acumen and community contributions. In 2024, FVCbank President Patricia A. Ferrick was honored with this prestigious distinction, a testament to her outstanding leadership and dedication to advancing FVCbank as a trailblazer among community banks in the Washington, DC, Maryland, and Virginia region.





National Recognition for Financial Innovation

FVCbank was also recognized on a national stage as a finalist in Future Branches' awards program. This Austin, Texas-based conference, which focuses on financial institutions reimagining branch processes through technology, named FVCbank a finalist under the category **Best Initiative to Promote Financial Inclusion.**

The recognition highlighted FVCbank's *Lightning Lending* platform, an innovative online application designed to deliver small business loans of up to $500,000 quickly and efficiently. This achievement was particularly significant for its focus on serving Low-to-Moderate-Income (LMI) and Majority Minority (MM) markets, reinforcing FVCbank's commitment to promoting financial inclusion and equitable access to capital.

These awards underscore FVCbank's dedication to leadership, innovation, and making a meaningful impact in the communities we serve.

Continued>>

Extraordinary **Recognition**

Committed to Stronger Communities

At FVCbank, we believe that a strong community is the foundation of a thriving economy. Our commitment goes beyond financial services—we strive to be a trusted partner, investing in initiatives that create meaningful impact. Whether supporting local businesses, funding educational programs, or championing financial literacy, we are dedicated to empowering individuals and strengthening neighborhoods.

Through strategic partnerships, volunteer efforts, and targeted financial support, we help address key community needs, fostering growth and opportunity where it matters most. Our employees play a vital role, dedicating their time and talents to causes that make a difference. Their passion and dedication reflect our core values and reinforce our belief that banking is about more than transactions—it's about building a better future, together.

As we look ahead, our commitment remains unwavering. We will continue to support initiatives that enhance economic mobility, promote inclusion, and create lasting change, ensuring that our communities—and the people who call them home—thrive for generations to come.



FVCBankcorp, Inc.

Factors

Evaluating a Community Bank: Key Factors for Investors

When assessing a community bank, investors prioritize what FVCbank has at its core: a strong local presence, consistent profitability, a well-balanced financial structure, and a commitment to customer relationships. They also look for a demonstrated dedication to the community, a willingness to adopt technological advancements, and a solid risk management framework. These factors collectively indicate a stable, sustainable business model with the potential for long-term growth.

Essential Factors that Impress Investors About FVCbank

- **Strong Local Market Presence**
  A leading position in the bank's geographic area, showcasing deep-rooted community connections and a loyal customer base.
- **Consistent Financial Performance**
  Reliable profitability, healthy loan-to-deposit ratios, stable capital reserves, and strong asset quality.
- **Experienced Leadership Team**
  A management team with a successful track record, in-depth knowledge of the local market, and the ability to navigate economic shifts.
- **Customer-Centric Approach**
  A strong focus on personalized service and building lasting relationships with local businesses and individual customers.
- **Robust Risk Management**
  Effective safeguards against credit risks, operational challenges, and cybersecurity threats.
- **Commitment to Innovation**
  Investments in digital banking and modern financial solutions to meet the evolving needs of customers.

- **Active Community Engagement**
  Meaningful participation in local initiatives, charitable programs, and economic development efforts.
- **Growth Strategy**
  Clear plans for expanding market presence through new product offerings, service enhancements, or geographic expansion.
- **Mergers & Acquisitions Potential**
  Opportunities for strategic consolidation to increase market share and improve financial performance.

Additional Considerations
- **Economic Resilience –** The bank's ability to navigate local economic cycles and industry trends.
- **Regulatory Compliance –** Adherence to banking laws and compliance standards.
- **Competitive Landscape –** The bank's positioning against larger financial institutions and alternative lenders in the region.

By excelling in these key areas—strong local market presence, consistent financial performance, experienced leadership, customer-focused service, robust risk management, technological innovation, and deep community engagement—FVCbank has established itself as the premier choice for investors, customers, and employees alike. With a clear strategy for growth, a commitment to excellence, and a forward-thinking approach, FVCbank is well-positioned to thrive in an evolving financial landscape. These combined strengths make FVCbank the institution that people trust for long-term success, stability, and prosperity.

Selected Financials

Selected Financial Data (Dollars and shares in thousands, except per share data)

			Years Ended December 31,		
Income Statement Data:	2024	2023	2022	2021	2020
Interest income	$ 113,312	$ 106,615	$ 80,682	$ 68,428	$ 67,103
Interest expense	57,723	52,219	15,438	10,481	14,483
Net interest income	55,589	54,396	65,244	57,947	52,620
Provision for loan losses	6	132	2,629	(500)	5,016
Net interest income after provision for loan losses	55,583	54,264	62,615	58,447	47,604
Non-interest income	2,534	(13,370)	2,834	4,302	2,891
Non-interest expense	35,820	36,662	34,460	34,540	30,838
Net income before income taxes	22,297	4,232	30,989	28,209	19,657
Provision for income taxes	7,233	410	6,005	6,276	4,156
Net income	$ 15,064	$ 3,822	$ 24,984	$ 21,933	$ 15,501
Balance Sheet Data:					
Total assets	$ 2,198,950	$ 2,190,558	$ 2,344,322	$ 2,202,924	$ 1,821,481
Loans receivable, net of fees	1,870,235	1,828,564	1,840,434	1,503,849	1,466,083
Allowance for loan losses	(18,129)	(18,871)	(16,040)	(13,829)	(14,958)
Total investment securities	156,740	171,859	278,333	358,038	126,415
Total deposits	1,870,605	1,845,292	1,830,162	1,883,769	1,532,493
Other borrowed funds	68,695	104,620	284,565	44,510	69,085
Total shareholders' equity	235,354	217,117	202,382	209,796	189,500
Common shares outstanding	18,204	17,807	17,476	13,727	13,511
Per Common Share Data:					
Basic net income	$ 0.83	$ 0.22	$ 1.43	$ 1.29	$ 0.91
Fully diluted net income	0.82	0.21	1.35	1.20	0.88
Book value	12.93	12.19	11.58	12.23	11.22
Tangible book value [1]	12.52	11.77	11.14	11.76	10.73
Performance Ratios:					
Return on average assets	0.69 %	0.17 %	1.18 %	1.11 %	0.91 %
Return on average equity	6.64	1.82	12.34	10.92	8.48
Net interest margin [2]	2.62	2.49	3.19	3.09	3.28
Efficiency ratio [3]	61.63	89.36	50.62	55.49	55.55
Non-interest income to average assets	0.12	(0.59)	0.13	0.22	0.17
Non-interest expense to average assets	1.65	1.61	1.62	1.75	1.80
Loans receivable, net of fees to total deposits	99.98	99.09	100.56	79.83	95.67

Selected Financials

Selected Financial Data (Dollars and shares in thousands, except per share data)

				Years Ended December 31,	
Asset Quality Ratios:	2024	2023	2022	2021	2020
Net charge-offs (recoveries) to average loans receivable, net of fees	0.04 %	0.02 %	0.03 %	0.04 %	0.02 %
Nonperforming loans to loans receivable, net of fees	0.69	0.10	0.24	0.23	0.38
Nonperforming assets to total assets	0.58	0.08	0.19	0.16	0.52
Allowance for loan losses to nonperforming loans	141.38	1,031.77	357.00	394.21	266.11
Allowance for loan losses to loans receivable, net of fees	0.97	1.03	0.87	0.92	1.02
Capital Ratios (Bank Only):					
Tangible common equity (to tangible assets)	10.87 %	10.12 %	8.86 %	9.81 %	11.83 %
Total risk-based capital (to risk weighted assets)	14.73	13.83	13.28	13.54	15.27
Common equity tier 1 capital (to risk weighted assets)	13.74	12.80	12.45	12.72	14.25
Tier 1 levarage (to average assets)	11.74	10.77	10.75	10.55	11.65
Other:					
Average shareholders' equity to average total assets	10.42 %	9.24 %	9.53 %	10.15 %	10.70 %
Average loans receivable, net of fees to average total deposits	102.54	96.52	86.77	86.80	98.51
Average common shares outstanding:					
Basic	18,057	17,723	17,431	17,062	16,928
Diluted	18,397	18,231	18,484	18,227	17,668

[1] Tangible book value is calculated as total shareholders' equity, less goodwill and other intangible assets, divided by common shares outstanding.

[2] Net interest margin is calculated as net interest income divided by total average earning assets.

[3] Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.



Loans Receivable, net of fees (Millions)

CAGR 5%

$1,466 — $1,504 — $1,840 — $1,829 — $ 1,870



Total Deposits (Millions)

CAGR 4%

$1,532 — $1,884 — $1,830 — $1,845 — $ 1,871

Tangible Book Value ($)

10.73 — 11.76 — 11.14 — 11.77 — 12.52

Our Locations



Headquarters
11325 Random Hills Road, Suite 240
Fairfax, VA 22030
703-436-3800

Main Branch
11325 Random Hills Road, Suite 140
Fairfax, VA 22030
703-672-2580

Arlington Branch
2500 Wilson Boulevard, Suite 100
Arlington, VA 22201
703-387-5050

Baltimore Branch
224 Albemarle Street
Baltimore, MD 21202
410-685-4611

Bethesda Branch
6929 Arlington Road
Bethesda, MD 20814
301-652-2265

Manassas Branch
7900 Sudley Road, Suite 100
Manassas, VA 20109
703-656-7300

Reston Branch
11260 Roger Bacon Drive, Suite 101
Reston, VA 20190
703-436-3880

Springfield Branch
6975 Springfield Boulevard
Springfield, VA 22150
703-672-2590

Washington, DC Branch
1301 9th Street, NW
Washington, DC 20001
202-628-5500

Loan Production Office
100 West Road, Suite 302
Towson, MD 21204
410-387-2607

FVCBankcorp, Inc.

fvcbank.com

 